Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Heartland Financial USA, Inc.:

We consent to the use of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP

Des Moines, Iowa

May 19, 2005